

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2012

Via E-mail
Punit Dhillon
President and Chief Executive Officer
OncoSec Medical Incorporated
4690 Executive Drive, Suite 250
San Diego, CA 92121

> **Re: OncoSec Medical Incorporated**
> **Registration Statement on Form S-1**
> **Filed August 24, 2012**
> **File No. 333-183544**

Dear Mr. Dhillon:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit pursuant to Rule 430A under the Securities Act of 1933, as amended. Please complete these blanks and allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please file all required exhibits, such as the legal opinion and the placement agent agreement, in a timely manner so that we have time to review them before you request that your registration statement become effective.

Prospectus Cover Page

3. Your disclosure on the prospectus cover page indicates that "units" will not be issued or certificated and that the common stock shares and warrants will be issued separately. Elsewhere in the prospectus (e.g., the Plan of Distribution and the Description of Securities sections), your disclosure suggests that you are offering units as a distinct security, and those units are comprised of shares of common stock and common stock purchase warrants. Please clarify for us whether or not the transaction you are registering includes securities that are units and revise the registration statement as necessary to reflect the transaction you intend to register and to remove any inconsistencies as to the securities covered by such transaction and as to the terms of such securities.

4. Please revise your disclosure to provide the pricing information required by Item 501(b)(3) of Regulation S-K. Please provide such information for each security you are including in the transaction covered by the registration statement.

5. Please revise your prospectus cover page to clearly disclose the number of warrants you will be offering and the exercise price for each warrant.

Description of Securities, page 22

6. Please disclose the material terms of the warrants, including but not limited to the period during which the warrants are exercisable. Please refer to Item 202(c) of Regulation S-K.

Plan of Distribution, page 27

7. We note your disclosure that the placement agent may be deemed to be an underwriter. In view of the placement agent's role in your offering as the primary distribution participant, please tell us the basis for the implication in your disclosure that the placement agent might not be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. In this regard, you may wish to refer to Question 111.01 of our Securities Act Sections Compliance and Disclosure Interpretations, which are available on our website. Please note that if you determine that the placement agent is a statutory underwriter, then you should identify the placement agent as such on the prospectus cover page and in the plan of distribution. Please refer to Items 501(b)(8) and 508 of Regulation S-K.

8. We note in your Description of Securities disclosure that the investors in your June 2011 private placement have the right to purchase up to 50% of this offering. Please discuss this right in the Plan of Distribution section and indicate whether any of these investors have exercised their right or have indicated that they wish to exercise their right. Please update this disclosure, as necessary, as you progress through the review process.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Dieter King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dieter King for

Mara L. Ransom
Assistant Director